UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2015

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This amendment to Form 6-K is being filed to revise the incorporation by reference contained in the original Form 6-K filed on July 30, 2015 as follows:

Except for the Independent Review Report from PricewaterhouseCoopers LLP prepared under International Standards on Review Engagements for the sole purpose of complying with the Disclosure and Transparency Rules of the Financial
Conduct Authority in the United Kingdom, which appears on page 25 of Exhibit
99.2, this Report on Form 6-K is incorporated by reference into:

a)      the Registration Statement on Form F-3 of Royal Dutch Shell plc and
Shell International Finance B.V. (Registration Numbers 333-199736 and
333-199736-01); and

b)      the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and
333-200953).

................................................................................

This amendment makes no other changes to the original filed Form 6-K dated July
30, 2015 or any of the exhibits thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: August 6, 2015	By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary